SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                 RYANAIR ANNOUNCES FIVE NEW ROUTES FROM LONDON

                     TO GERMANY, FRANCE, NORWAY AND HOLLAND


             PLUS INCREASED FLIGHTS TO 11 DESTINATIONS FROM LONDON


    That's 20 million passengers on 100 routes across 15 European countries


Ryanair, Europe's No.1 low fares airline, today (Wednesday, 29th January 2003) announced five new routes from London Stansted Airport to Reims and Pau in France, Haugesund in Norway, Maastricht in the Netherlands and Dusseldorf (Niederrhein) in Germany, and announced details of increased flights to 11 destinations across Europe, with fares on these new routes starting from only GBP49.99!

REIMS        FRANCE          -     GBP 59.99

PAU          FRANCE          -     GBP 59.99

MAASTRICHT   HOLLAND         -     GBP 49.99

HAUGESUND    NORWAY          -     GBP 59.99

DUSSELDORF   GERMANY         -     GBP 49.99

(NIEDERRHEIN)

The new routes, which will commence on 30th April 2003, will add even greater choice to consumers at the lowest fares, with Ryanair now serving 49 destinations across Europe from London. Ryanair now have a network of 100 routes across 15 European countries.

Announcing details of the five new routes in London today, Ryanair's Chief Executive, Michael O'Leary said:


        "Ryanair will carry more than 20 million passengers across the UK and Europe over the coming year alone. Since we started flying from London Stansted back in 1989, we have already carried more than 30 million passengers through Stansted Airport.

        "Today, we are bringing even more choice to UK consumers with the announcement of 5 new routes to destinations in Germany, France, Netherlands and Norway. This brings Ryanair up to 100 destinations across 15 countries.

        "These 5 new routes will commence on 30th April 2003 and with 75 flights per week to Dusseldorf (Niederrhein), Reims, Pau, Haugesund and Masstricht, and fares starting from GBP49.99 including taxes, UK consumers will continue to benefit from Ryanair's low fares to even more top European destinations".

In addition, we are announcing increased frequency on 11 of our existing services from London Stansted to:


BOLOGNA     KERRY    HAMBURG   TURIN     VENICE

STOCKHOLM   MILAN    ROME   FRANKFURT

BARCELONA   STRASBOURG.

NEW ROUTES


ROUTE                       RYANAIR FARE                COMPETITOR FARE (ONE-WAY)    SAVINGS
                            (ONE-WAY)

LONDON- PAU                 GBP 59.99                     Air France GBP398.90          85%
PAU - LONDON                EUR 69.99                     Air FranceEUR517.90           86%
LONDON-HAUGESUND            GBP 59.99                     SAS - GBP380.10               84%
HAUGESUND-LONDON            NOK790                        SAS -NOK 6865                 88%
LONDON- REIMS               GBP59.99                      Air France GBP379.90          84%

                                                           (Metz)
REIMS-LONDON                EUR69.99                      Air FranceEUR487.90 (Metz)    85%
LONDON-DUSSELDORF           GBP49.99                      BA - GBP266.00                81%
DUSSELDORF-LONDON           EUR59.99                      BA -EUR362.23                 83%
LONDON -MAASTRICHT          GBP49.99                      KLM Exel GBP197.40            75%
MAASTRICHT -                EUR59.99                      KLM ExelEUR264.88             77%


LONDON

INCREASED SERVICES FROM LONDON STANSTED PER DAY

ROUTES                               NEW DAILY FLIGHT FREQUENCY           NUMBER OF EXTRA FLIGHTS PER DAY

MILAN                                                 6                                    +4
BARCELONA                                             3                                    +3
ROME                                                  5                                    +2
FRANKFURT                                             6                                    +2
STRASBOURG                                            2                                    +2
BOLOGNA                                               2                                    +1
KERRY                                                 2                                    +1
HAMBURG                                               3                                    +1
TURIN                                                 2                                    +1
VENICE                                                4                                    +1
STOCKHOLM                                             5                                    +1


For further information:          Paul Fitzsimmons      Pauline McAlester
                                  Ryanair               Murray Consultants
                                  Tel: 00 353 1 8121212 Tel: 00 353 1 4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  29 January 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director